240.13d-102 Schedule 13GInformation to be included
in statements filed pursuant to
240.13d-1(b), (c), and (d) and amendments thereto
filed pursuant to 240.13d-2.
Securities and Exchange Commission, Washington,
D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No._)*
ALPHA HEALTHCARE ACQUISITION CORP
(Name of Issuer)
COMMON STOCK,
(Title of Class of Securities)
020751103
(CUSIP Number)
DECEMBER 31, 2020
(Date of Event Which Requires Filing of this
Statement)
Check the appropriate box to designate the
rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[] Rule 13d-1(c)
[] Rule 13d-1(d)
*The remainder of this cover page shall be
filled out for a reporting person's initial
filing on this form with
respect to the subject class of securities,
and for any subsequent amendment containing
information which
would alter the disclosures provided in a
prior cover page.
The information required in the remainder
of this cover page shall not be deemed to
 be filed for the
purpose of Section 18 of the Securities
Exchange Act of 1934 (Act) or otherwise
subject to the liabilities of
that section of the Act but shall be
subject to all other provisions of the
Act (however, see the Notes).
CUSIP No. 020751103
(1) Names of reporting persons
OMNI PARTNERS LLP
(2) Check the appropriate box if a
member of a group
(a)
(see instructions)
(b)
(3) SEC use only
(4) Citizenship or place of organizatio
4TH FLOOR, 15 GOLDEN
SQUARE, LONDON W1F
9JG, UK
Number of shares beneficially owned
by each reporting person with
(5) Sole voting power
(6) Shared voting power
1,101,312
(7) Sole dispositive power
(8) Shared dispositive power
(9) Aggregate amount beneficially
owned by each reporting person
1,101,312
(10) Check if the aggregate amount
 in Row (9) excludes certain
shares (see instructions)
(11) Percent of class represented by
amount in Row (9)
10.64%
(12) Type of reporting person
(see instructions)
IA
Page _ of _ Pages
Instructions for Cover Page
(1) Names of Reporting PersonsFurnish
the full legal name of each person for whom the report
 is filed
i.e., each person required to sign the schedule itself
including each member of a group. Do not include the
name of a person required to be identified in the
report but who is not a reporting person.
(2) If any of the shares beneficially owned by a
reporting person are held as a member of a group
and that
membership is expressly affirmed, please check row 2(a).
 If the reporting person disclaims membership in a
group or describes a relationship with other person but
 does not affirm the existence of a group, please
check row 2(b) [unless it is a joint filing pursuant
to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].
(3) The third row is for SEC internal use; please
leave blank.
(4) Citizenship or Place of Organization Furnish
citizenship if the named reporting person is a natural
person. Otherwise, furnish place of organization.
(5)-(9), (11) Aggregated Amount Beneficially Owned
 By Each Reporting Person, etc.Rows (5) through (9)
inclusive, and (11) are to be completed in accordance
with the provisions of Item 4 of Schedule 13G. All
percentages are to be rounded off to the nearest tenth
(one place after decimal point).
(10) Check if the aggregate amount reported as
beneficially owned in row (9) does not include
shares as to
which beneficial ownership is disclaimed pursuant
to Rule 13d-4 [17 CFR 240.13d-4] under the Securities
Exchange Act of 1934.
(12) Type of Reporting Person Please classify each
reporting person
according to the following
breakdown (see Item 3 of Schedule 13G)
 and place the appropriate Symbol on the form:
Category
Symbol
Broker Dealer
BD
Bank
BK
Insurance Company
IC
Investment Company
IV
Investment Adviser
IA
Employee Benefit Plan or Endowment Fund
EP
Parent Holding Company/Control Person
HC
Savings Association
SA
Church Plan
CP
Corporation
CO
Partnership
PN
Individual
IN
Non-U.S. Institution
FI
Other
OO
NOTES: Attach as many copies of the second
part of the cover page as are needed, one
reporting person per
page.
Filing persons may, in order to avoid
unnecessary duplication, answer items
on the schedules (Schedule
13D, 13G or TO) by appropriate cross
references to an item or items on the
cover page(s). This approach
may only be used where the cover page
item or items provide all the disclosure
required by the schedule
item. Moreover, such a use of a cover
page item will result in the item becoming
 a part of the schedule and
accordingly being considered as filed for
purposes of section 18 of the Securities
Exchange Act or
otherwise subject to the liabilities of
that section of the Act.
Reporting persons may comply with their
cover page filing requirements by filing
either completed copies
of the blank forms available from the
Commission, printed or typed facsimiles,
or computer printed
facsimiles, provided the documents filed
have identical formats to the forms prescribed
 in the
Commission's regulations and meet existing
Securities Exchange Act rules as to such
matters as clarity and
size (Securities Exchange Act Rule 12b-12).
SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G
Under Sections 13(d), 13(g) and 23 of the Securities
 Exchange Act of 1934 and the rules and regulations
thereunder, the Commission is authorized to solicit
 the information required to be supplied by this
schedule by certain security holders of certain
 issuers.
Disclosure of the information specified in this
schedule is mandatory. The information will be
 used for the
primary purpose of determining and disclosing
the holdings of certain beneficial owners of
certain equity
securities. This statement will be made a
 matter of public record. Therefore, any
information given will be
available for inspection by any member of
 the public.
Because of the public nature of the information,
 the Commission can use it for a variety of
 purposes,
including referral to other governmental
authorities or securities self-regulatory
organizations for
investigatory purposes or in connection
with litigation involving the Federal
securities laws or other civil,
criminal or regulatory statutes or
provisions.
Failure to disclose the information requested
 by this schedule may result in civil or
criminal action against
the persons involved for violation of the
Federal securities laws and rules promulgated
thereunder.
Instructions. A. Statements filed pursuant
to Rule 13d-1(b) containing the information
required by this
schedule shall be filed not later than February
 14 following the calendar year covered by the
 statement or
within the time specified in Rules 13d-1(b)(2)
 and 13d-2(c). Statements filed pursuant to
Rule 13d-1(d) shall
be filed within the time specified in Rules
13d-1(c), 13d-2(b) and 13d-2(d). Statements
 filed pursuant to Rule
13d-1(c) shall be filed not later than
February 14 following the calendar year
covered by the statement
pursuant to Rules 13d-1(d) and 13d-2(b).
B. Information contained in a form which
is required to be filed by rules under
section 13(f) (15 U.S.C.
78m(f)) for the same calendar year as that
covered by a statement on this schedule may
be incorporated by
reference in response to any of the items
of this schedule. If such information is
incorporated by reference
in this schedule, copies of the relevant
pages of such form shall be filed as an
exhibit to this schedule.
C. The item numbers and captions of the
items shall be included but the text of
the items is to be omitted.
The answers to the items shall be so
prepared as to indicate clearly the
coverage of the items without
referring to the text of the items.
Answer every item. If an item is
inapplicable or the answer is in the
negative, so state.
Item 1(a) Name of issuer:___
ALPHA HEALTHCARE ACQUISITION CORP
Item 1(b) Address of issuer's principal
executive offices:____
1177 AVENUE OF THE AMERICAS 5TH FLOOR,
NEW YORK NY 10105
2(a) Name of person filing:
OMNI PARTNERS LLP
2(b) Address or principal business office or, if none, residence:
4TH FLOOR, 15 GOLDEN SQUARE, LONDON W1F 9JG, UK
2(c) Citizenship:
UNITED KINGDOM
2(d) Title of class of securities:
 COMMON STOCK
2(e) CUSIP No.:
020751103
Item 3. If this statement is filed pursuant
to 240.13d-1(b) or 240.13d-2(b) or (c), check
whether the person
filing is a:
     (a) [] Broker or dealer registered under
section 15 of the Act (15 U.S.C. 78o);
     (b) [] Bank as defined in section 3(a)(6)
of the Act (15 U.S.C. 78c);
     (c) [] Insurance company as defined in
section 3(a)(19) of the Act (15 U.S.C. 78c);
     (d) [X] Investment company registered
under section 8 of the Investment Company Act
of 1940 (15
U.S.C 80a-8);
     (e) [] An investment adviser in accordance
 with 240.13d-1(b)(1)(ii)(E);
     (f) [] An employee benefit plan or
endowment fund in accordance with 240.13d-1
(b)(1)(ii)(F);
     (g) [] A parent holding company or
 control person in accordance with 240.
13d-1(b)(1)(ii)(G);
     (h) [] A savings associations as
defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C.
1813);
     (i) [] A church plan that is excluded
 from the definition of an investment
company under section
3(c)(14) of the Investment Company Act
 of 1940 (15 U.S.C. 80a-3);
     (j) [] A non-U.S. institution in
accordance with 240.13d-1(b)(1)(ii)(J);
     (k) [] Group, in accordance with
240.13d-1(b)(1)(ii)(K). If filing as a
 non-U.S. institution in accordance
with 240.13d-1(b)(1)(ii)(J), please
specify the type of institution: ____
Item 4. Ownership
Provide the following information
regarding the aggregate number and
percentage of the class of securities
of the issuer identified in Item 1.
(a) Amount beneficially owned: _____1,101,312.
(b) Percent of class: _____8.57%.
(c) Number of shares as to which the
 person has:
(i) Sole power to vote or to direct
the vote _____.
(ii) Shared power to vote or to direct
 the vote _____1,101,312.
(iii) Sole power to dispose or to
direct the disposition of _____.
(iv) Shared power to dispose or to
 direct the disposition of _____.
Instruction. For computations regarding
securities which represent a right to
acquire an underlying security
see 240.13d-3(d)(1).
Item 5. Ownership of 5 Percent or Less of
 a Class. If this statement is being filed
to report the fact that as of
the date hereof the reporting person has
ceased to be the beneficial owner of more
 than 5 percent of the
class of securities, check the following [].
Instruction. Dissolution of a group requires
a response to this item.
Item 6. Ownership of More than 5 Percent on
Behalf of Another Person. If any other person
 is known to
have the right to receive or the power to
 direct the receipt of dividends from, or
the proceeds from the sale
of, such securities, a statement to that
effect should be included in response to
this item and, if such
interest relates to more than 5 percent
of the class, such person should be
identified. A listing of the
shareholders of an investment company
registered under the Investment Company
 Act of 1940 or the
beneficiaries of employee benefit plan,
 pension fund or endowment fund is not
 required.
Item 7. Identification and Classification
of the Subsidiary Which Acquired the
Security Being Reported on by
the Parent Holding Company or Control
Person. If a parent holding company or
control person has filed
this schedule pursuant to Rule 13d-1(b)
(1)(ii)(G), so indicate under Item 3(g)
and attach an exhibit stating the
identity and the Item 3 classification
of the relevant subsidiary. If a parent
 holding company or control
person has filed this schedule pursuant
to Rule 13d-1(c) or Rule 13d-1(d), attach
an exhibit stating the
identification of the relevant subsidiary.
Not applicable
Item 8. Identification and Classification
 of Members of the Group
Not applicable
If a group has filed this schedule pursuant
to 240.13d-1(b)(1)(ii)(J), so indicate under
 Item 3(j) and attach an
exhibit stating the identity and Item 3
classification of each member of the group.
 If a group has filed this
schedule pursuant to Rule 13d-1(c) or Rule
13d-1(d), attach an exhibit stating the
identity of each member
of the group.
Item 9. Notice of Dissolution of Group.
Notice of dissolution of a group may be
furnished as an exhibit
stating the date of the dissolution and
that all further filings with respect to
 transactions in the security
reported on will be filed, if required,
by members of the group, in their individual
 capacity. See Item 5.
Not applicable
Item 10. Certifications
(a) The following certification shall
 be included if the statement is
filed pursuant to 240.13d-1(b):
By signing below I certify that,
to the best of my knowledge and
belief, the securities referred
 to above were
acquired and are held in the
ordinary course of business and
 were not acquired and are not
 held for the
purpose of or with the effect of
 changing or influencing the control
of the issuer of the securities and were
not acquired and are not held in connection
 with or as a participant in any
transaction having that purpose
or effect, other than activities
 solely in connection with a
nomination under 240.14a-11.
(b) The following certification
shall be included if the statement
is filed pursuant to 240.13d-1(b)(1)
(ii)(J), or if
the statement is filed pursuant to
240.13d-1(b)(1)(ii)(K) and a member
of the group is a non-U.S.
institution
eligible to file pursuant to
240.13d-1(b)(1)(ii)(J):
By signing below I certify that,
to the best of my knowledge and
belief, the foreign regulatory
scheme
applicable to [insert particular
category of institutional investor]
is substantially comparable to the
regulatory scheme applicable to the
 functionally equivalent U.S.
institution(s). I also undertake
to furnish to
the Commission staff, upon request,
information that would otherwise be
 disclosed in a Schedule 13D.
(c) The following certification
shall be included if the statement
is filed pursuant to 240.13d-1(c):
By signing below I certify that,
to the best of my knowledge and
belief, the securities referred to
above were
not acquired and are not held for
 the purpose of or with the effect
of changing or influencing the control of
the issuer of the securities and were
not acquired and are not held in
connection with or as a participant in
any transaction having that purpose or
effect, other than activities solely in
 connection with a nomination
under 240.14a-11.
Signature. After reasonable inquiry and
 to the best of my knowledge and belief,
I certify that the
information set forth in this statement
is true, complete and correct.
Dated:__ FEBRUARY 16, 2021
_____.
Signature.
STEPHEN HILL, CHIEF COMPLIANCE OFFICER
Name/Title.
The original statement shall be signed by
 each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's
authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format
shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.